UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Clean Energy Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

74266S201

(CUSIP Number)

Wen Hua

1010 Wilshire Blvd. Suite 113

Los Angeles, CA 90017

(323)206-6616

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74266S201
1.	Names of Reporting Persons. Cyberfuture One LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

2

CUSIP No.	74266S201
1.	Names of Reporting Persons. Cybernaut Zfounder Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

3

CUSIP No.	74266S201
1.	Names of Reporting Persons. Zhejiang Cybernaut Equity Investment Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

4

CUSIP No.	74266S201
1.	Names of Reporting Persons. Wen Hua
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

5

CUSIP No.	74266S201
1.	Names of Reporting Persons. Hangzhou Saizhi Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

6

CUSIP No.	74266S201
1.	Names of Reporting Persons. Hangzhou Saishenggu Equity Investment Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

7

CUSIP No.	74266S201
1.	Names of Reporting Persons. Bin Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

8

CUSIP No.	74266S201
1.	Names of Reporting Persons. Xin Huang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,830,000 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,830,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,830,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.78% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

9

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Shares”) of Clean Energy Technologies, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 2990 Redhill Avenue, Costa Mesa, CA 92626.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by (i) Cyberfuture One LP (“Cyberfuture”), (ii) Cybernaut Zfounder Ventures LLC (“Cybernaut Zfounder”), (iii) Zhejiang Cybernaut Equity Investment Management Co., Ltd. (“Zhejiang Cybernaut”), (iv) Wen Hua, (v) Hangzhou Saizhi Investment Co., Ltd. (“Saizhi”), (vi) Hangzhou Saishenggu Equity Investment Management Co., Ltd. (“Saishenggu”), (vii) Bin Chen and (viii) Xin Huang (each, a “Reporting Person”, and collectively, the “Reporting Persons”).

Cyberfuture is a limited partnership organized under the laws of Delaware. Cybernaut Zfounder is a limited liability company organized under the laws of Delaware. Each of Zhejiang Cybernaut, Saizhi and Saishenggu is a company organized under the laws of the People’s Republic of China. Each of Wen Hua, Bin Chen and Xin Huang is a citizen of the People’s Republic of China.

The organizational relationship among the Reporting Persons is summarized below:

●	Cybernaut Zfounder is the general partner of Cyberfuture.

●	Zhejiang Cybernaut and Wen Hua are the managing members of Cybernaut Zfounder.

●	Saizhi is the sole shareholder of Zhejiang Cybernaut.

●	Saishenggu, Bin Chen and Xin Huang are the shareholders of Saizhi.

●	Bin Chen and Xin Huang are the shareholders of Saishenggu.

●	Bin Chen is the sole director of Zhejiang Cybernaut, Saizhi and Saishenggu.

Each of the Reporting Persons is principally engaged in the business in investing in technology companies.

The principal business address of Cyberfuture, Cybernaut Zfounder and Wen Hua is 1010 Wilshire Blvd., Suite 113, Los Angeles, CA 90017.

The principal business address of Zhejiang Cybernaut is 3850 Jiangnan Road, Chuangxin Building, Floor 21, Suite 2146, Binjiang District, Hangzhou, Zhejiang, China 310000. The principal business address of Saizhi is 69 Nanfu Road, Suite 102, Shangcheng District, Hangzhou, Zhejiang, China 310008. The principal business address of Saishenggu is Administration Office, Xianglifang Visitor Center, Xiang Lake Resort, Hangzhou, Zhejiang, China 310000. The principal business address of Bin Chen and Xin Huang is 69 Nanfu Road, Suite 102, Shangcheng District, Hangzhou, Zhejiang, China 310008.

The Reporting Persons have entered into a joint filing agreement dated November 10, 2016 and are making this single, joint filing pursuant to Rule 13d-1(k).

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

10

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D as a result of the purchase of 25,830,000 Shares on October 31, 2016. The total purchase price for the 25,830,000 Shares was approximately $700,000 and paid out of the funds under management of Cyberfuture.

Item 4. Purpose of Transaction

On October 31, 2016, Cyberfuture entered into two subscription agreements with the Issuer (the “Subscription Agreement”) and with ETI Partners IV LLC (the “ETI Subscription Agreement”) respectively. Pursuant to the Subscription Agreement, the Issuer issued and sold 10,500,000 Shares to Cyberfuture for a total purchase price of $420,000. Pursuant to the ETI Subscription Agreement, Cyberfuture purchased 15,330,000 Shares held by ETI Partners IV LLC (“ETI P IV”) for a total purchase price of $280,000.

Cyberfuture acquired the Shares for investment purpose. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Cyberfuture and the other Reporting Persons may dispose of or acquire additional shares of the Issuer.

Pursuant to the Subscription Agreement, the Issuer and/or its subsidiary, Clean Energy HRS, LLC (“CE HRS”), on one hand, and CITIC PE and/or its affiliates or designees, on the other hand, may form a joint venture (the “JV”) to manufacture, distribute or sell CE HRS products in the People’s Republic of China. From October 31, 2016 until the earlier of formation of the JV or December 31, 2016, and if the JV is formed on or before December 31, 2016, the JV is continuing to distribute CE HRS products, and Cyberfuture holds, directly or indirectly, not less than half of the number of the Shares reported herein, Cyberfuture is entitled to appoint an observer to the board of directors of the Issuer. Thereafter upon the establishment of the JV, as long as the JV is continuing to distribute CE HRS products, and Cyberfuture holds, directly or indirectly, not less than half of the number of the Shares reported herein, Cyberfuture is entitled to nominate a person to be elected to and to serve on the board of directors of the Issuer. The foregoing right to appoint a director, if exercised, shall be in lieu of the foregoing observer right. The Subscription Agreement, which has been filed as Exhibit 3 to this Schedule 13D, is incorporated herein by reference in its entirety into this Item 4.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)	Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 25,830,000 Shares, which represents 16.78% of all outstanding Shares of the Issuer. The percentages used in this Schedule 13D are calculated based upon a total of 143,478,083 shares of common stock of the Issuer issued and outstanding as of October 25, 2016, as set forth in the Subscription Agreement.

As of the date hereof, Cyberfuture is the record owner of the 25,830,000 Shares. The general partner of Cyberfuture is Cybernaut Zfounder, for which Wen Hua and Zhejiang Cybernaut are acting as managing members. Zhejiang Cybernaut is solely owned by Saizhi, which are owned by three shareholders, Saishenggu, Bin Chen and Xin Huang. Saishenggu are 100% owned by Bin Chen and Xin Huang. Bin Chen is the sole director of Zhejiang Cybernaut, Saizhi and Saishenggu. Due to the ownership and/or control relationship described above, the Reporting Persons may be deemed to share beneficial ownership of the Shares held of record by Cyberfuture.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

11

(c)	None of the Reporting Persons has effected any transactions in the Shares during the last sixty days.

(d)	To the knowledge of each Reporting Person, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Pursuant to the ETI Subscription Agreement, Cyberfuture agrees to vote together with ETI P IV on any matter of the Issuer, except for the following matters: sales of material, all or substantially all of the Issuer’s or its subsidiaries’ assets, merger, consolidation, business combinations or other transactions that would result in a change of control of the Issuer, issuance of equity securities other than pursuant to the Issuer’s equity incentive plan approved by the board of directors, increase of the authorized number of shares of common stock or preferred stock of the Issuer, creation and designation of any new series of preferred stock, repurchase or redeem of any shares of capital stock of the Issuer, reclassification of any existing security of the Issuer, and dissolution or liquidation of the Issuer. The ETI Subscription Agreement, which has been filed as Exhibit 4 to this Schedule 13D, is incorporated herein by reference in its entirety into this Item 6.

Pursuant to the Subscription Agreement, the Issuer grants Cyberfuture (i) certain “piggy-back” registration rights, and (ii) so long as Cyberfuture holds at least 8% of all outstanding Shares, certain demand registration rights. The foregoing demand registration rights shall be on the same basis and terms as those granted to ETI P IV pursuant to a registration rights agreement (the “Registration Rights Agreement”) dated as of September 11, 2015 entered into between the Issuer and ETI P IV; provided that ETI P IV shall have the right to participate, pro rata and pari passu with Cyberfuture based on their respective shareholding of the Shares with respect to the foregoing demand registration. The Registration Rights Agreement shall not be amended without the written consent of Cyberfuture as long as Cyberfuture has the demand registration rights as described herein. The Registration Rights Agreement, which has been filed as Exhibit 5 to this Schedule 13D, is incorporated herein by reference in its entirety into this Item 6.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of November 10, 2016, by and among Cyberfuture, Cybernaut Zfounder, Zhejiang Cybernaut, Wen Hua, Saizhi, Saishenggu, Bin Chen and Xin Huang.

Exhibit 2	Power of Attorney of Zhejiang Cybernaut, Saizhi, Saishenggu, Bin Chen and Xin Huang dated as of November 2, 2016.

Exhibit 3	Subscription Agreement dated as of October 31, 2016, by and between the Issuer and Cyberfuture (included as Exhibit 10.01 to the Issuer’s report on Form 8-K dated November 8, 2016 and incorporated herein by reference).

Exhibit 4	Subscription Agreement dated as of October 31, 2016, by and between ETI P IV and Cyberfuture.

Exhibit 5	Registration Rights Agreement dated as of September 11, 2016, by and between the Issuer and ETI P IV (included as Exhibit 4.1 to the Issuer’s report on Form 8-K dated September 21, 2015 and incorporated herein by reference).

12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cyberfuture One LP

November 10, 2016
Date

/s/ Wen Hua
Signature

Managing Member of Cybernaut Zfounder Ventures LLC, its General Partner
(Name/Title)

Cybernaut Zfounder Ventures LLC

November 10, 2016
Date

/s/ Wen Hua
Signature

Managing Member
(Name/Title)

Wen Hua

November 10, 2016
Date

/s/ Wen Hua
Signature

Zhejiang Cybernaut Equity Investment Management Co., Ltd.

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Zhejiang Cybernaut Equity Investment Management Co., Ltd.

Hangzhou Saizhi Investment Co., Ltd.

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Hangzhou Saizhi Investment Co., Ltd.

Hangzhou Saishenggu Equity Investment Management Co., Ltd.

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Hangzhou Saishenggu Equity Investment Management Co., Ltd.

Bin Chen

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Bin Chen

Xin Huang

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Xin Huang

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13D to which this Agreement is attached.

Dated: November 10, 2016

Cyberfuture One LP

November 10, 2016
Date

/s/ Wen Hua
Signature

Managing Member of Cybernaut Zfounder Ventures LLC, its General Partner
(Name/Title)

Cybernaut Zfounder Ventures LLC

November 10, 2016
Date

/s/ Wen Hua
Signature

Managing Member
(Name/Title)

Wen Hua

November 10, 2016
Date

/s/ Wen Hua
Signature

Zhejiang Cybernaut Equity Investment Management Co., Ltd.

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Zhejiang Cybernaut Equity Investment Management Co., Ltd.

Hangzhou Saizhi Investment Co., Ltd.

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Hangzhou Saizhi Investment Co., Ltd.

Hangzhou Saishenggu Equity Investment Management Co., Ltd.

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Hangzhou Saishenggu Equity Investment Management Co., Ltd.

Bin Chen

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Bin Chen

Xin Huang

November 10, 2016
Date

/s/ Wen Hua*
Signature

Wen Hua
(Name/Title)

*By:	Wen Hua
Attorney-in-Fact for Xin Huang

EXHIBIT 2

POWER OF ATTORNEY

(For Executing Form ID and Forms 3, 4 and 5 and Schedule 13D)

Know all by these presents, that the undersigned hereby constitutes and appoints Wen Hua, the undersigned’s true and lawful attorney-in fact and agents to:

(1)       Prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the Securities and Exchange Commission (the “SEC”) Form ID and Forms 3, 4 and 5 (including amendments thereto and joint filing agreements in connection therewith) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder in the undersigned’s capacity as an officer, director or beneficial owner of more than 10% of a registered class of securities of Clean Energy Technologies, Inc. (the “Company”);

(2)       Prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the SEC Schedule 13D or Schedule 13G (including amendments thereto and joint filing agreements in connection therewith) in accordance with Section 13(d) and (g) of the Exchange Act and the rules thereunder in the undersigned’s capacity as beneficial owner of more than 5% of a registered class of securities of the Company;

(2)       Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form ID and Forms 3, 4 or 5 and Schedules 13D or 13G (including amendments thereto and joint filing agreements in connection therewith) and file such forms or schedules with the SEC and any stock exchange, self-regulatory association or any similar authority; and

(3)       Take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, all lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13 or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file Form ID or Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, or (b) revocation by the undersigned in a signed writing delivered to the Company and the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of November, 2016.

Zhejiang Cybernaut Equity Investment Management Co., Ltd.

(浙江赛伯乐股权投资管理有限公司)

By:	/s/ Bin Chen
Name:	Bin Chen
Title:	Sole Director

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of November, 2016.

Hangzhou Saizhi Investment Co., Ltd.

(杭州赛智投资有限公司)

By:	/s/ Bin Chen
Name:	Bin Chen
Title:	Sole Director

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of November, 2016.

Hangzhou Saishenggu Equity Investment Management Co., Ltd.

(杭州赛圣谷股权投资管理有限公司)

By:	/s/ Bin Chen
Name:	Bin Chen
Title:	Sole Director

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of November, 2016.

Bin Chen

By:	/s/ Bin Chen

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of November, 2016.

Xin Huang

By:	/s/ Xin Huang

EXHIBIT 3

Subscription Agreement

EXHIBIT 4

ETI PARTNERS IV LLC

SUBSCRIPTION AND PURCHASE MATERIALS

Common Membership Interests or Common Stock

NEITHER THE MEMBERSHIP INTERESTS (THE “INTERESTS”) REFERRED TO IN THE SUBSCRIPTION AGREEMENT AND THE LIMITED LIABILITY COMPANY AGREEMENT (THE “COMPANY AGREEMENT”) ENCLOSED HEREIN NOR THE COMMON STOCK (THE “STOCK”) OF CLEAN ENERGY TECHNOLOGIES, INC. REFERRED TO HEREIN HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, OR THE SECURITIES OR SIMILAR LAWS OF ANY OTHER JURISDICTION, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. NEITHER THE INTERESTS NOR THE STOCK MAY BE TRANSFERRED OR RESOLD WITHOUT (A) REGISTRATION UNDER THE SECURITIES AND SIMILAR LAWS OF EACH APPLICABLE JURISDICTION, UNLESS AN EXEMPTION FROM REGISTRATION UNDER SUCH LAWS IS THEN AVAILABLE, AND (B) WITH RESPECT TO THE INTERESTS, COMPLIANCE WITH ALL OTHER RESTRICTIONS ON TRANSFER CONTAINED IN THE COMPANY AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUERS AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NEITHER THE INTERESTS NOR THE STOCK HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES, ANY STATE SECURITIES COMMISSION OR ANY OTHER SECURITIES OR REGULATORY AUTHORITY OF ANY COUNTRY OR JURISDICTION WHATSOEVER, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE COMPANY AGREEMENT OR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HEDGING TRANSACTIONS INVOLVING THE SECURITIES MUST BE MADE ONLY IN COMPLIANCE WITH THE SECURITIES ACT. UNDER UNITED STATES LAW, EACH INVESTOR MAY NOT TRADE IN THE UNITED STATES OR HEDGE THE SECURITIES RECEIVED BY THAT INVESTOR UNTIL AFTER 12 MONTHS FROM THE DATE ON WHICH THE INVESTOR FUNDS HIS, HER, OR ITS INVESTMENT IN THE SECURITIES.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)

INSTRUCTIONS FOR COMPLETION OF SUBSCRIPTION AND PURCHASE MATERIALS

This booklet contains the materials necessary to enable interested and qualified investors to subscribe for Membership Interests (“Interests”) in ETI Partners IV LLC, a Delaware limited liability company (the “Company”) described herein or to purchase or to purchase the shares of common stock, par value $001 per share, of Clean Energy Technologies, Inc., a Nevada corporation (“CETY”) owned by the Company (the “Stock”). The Company has been formed under the law of the State of Delaware in a manner designed to comply with the exemptions from registration contained in Sections 3(c)(1) and/or 3(c)(7) of the United States Investment Company Act of 1940, as amended (the “ICA”). Energy Technology Innovations, Inc., a California corporation (“ETI” or the “Managing Member”) is the managing member of the Company.

Instructions:

A.	Included herewith are the following documents:

1.	Subscription Information Sheet

2.	Execution Page to Subscription and Purchase Agreement (Three Copies)

3.	Subscription and Purchase Agreement (the “Subscription and Purchase Agreement”)

4.	Investor Questionnaire

5.	Certificate of Non-Foreign Status (if applicable)

B.	The Company previously provided to investor a true and correct copy of the Company's Limited Liability LLC Agreement (“LLC Agreement”) and an Execution Page to the LLC Agreement

C.	In order to subscribe for an Interest or the Stock, as applicable:

☐	The Subscription Information Sheet must be completed in its entirety.

☐	All three counterparts of the Execution Page to each of the Subscription and Purchase Agreement and, with respect to a subscription for Interests, the LLC Agreement must be completed in their entirety and executed (subject to the Managing Member's sole and absolute discretion to accept as subscription without signature on the LLC Agreement as permitted under Section 18-101(7) of the Delaware Limited Liability Company Act, 6 DEL. C. §§ 18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”), upon execution of the Subscription and Purchase Agreement and/or payment of the subscription price provided for herein, upon which the investor agrees to be bound, and upon acceptance will be bound, by the terms and provisions of the LLC Agreement, whether or not the investor executes the LLC Agreement).

☐	The Subscription and Purchase Agreement must be completed in its entirety and executed. Please be sure to complete the information in Sections 7.10 and 7.12, to the extent applicable.

☐	The Investor Questionnaire must be completed in its entirety.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	i

☐	Provide a copy of a government-issued identification, such as a passport or driver's license.
☐	The Certificate of Non-Foreign Status should be completed by subscribers that are “United States persons” as defined in the Internal Revenue Code. You are urged to consult your legal advisor regarding your status as a United States person.
☐	If any documents are signed for you by your attorney-in-fact or by you as attorney-in-fact for a subscriber, a copy of the power-of-attorney must be enclosed with the subscription documents you return.
☐	A completed copy of this entire subscription packet (which must include each of the above materials described in this Instruction B) should be forwarded to the Managing Member of the Company as follows:

Energy Technology Innovations, Inc.

1201 Abbott Kinney Boulevard

Venice, CA 90291

Attention: Meddy Sahebi, ETI Partners IV LLC

Phone: +1.310.877.3200

☐	Immediately available funds in the amount equal to the total amount subscribed for (the amount set forth on the Subscription and Purchase Agreement Signature Page as the “Amount of Capital Contribution”) shall be forwarded to the client trust account of counsel to the Company as follows (or as otherwise designated by the Managing Member in writing):

Comerica Bank

2321 Rosecrans Ave., Suite 1225

El Segundo, CA 90245

SWIFT Code: MNBDUS33

ABA No.: 121 137 522

For Credit to: Richardson & Maloney LLP Client Trust Account

Acct. No.: 18944 05388

D.	A subscriber, agent, or person acting in a representative capacity for a subscriber, may be required, if requested by the Managing Member, to furnish evidence satisfactory to the Managing Member that such subscriber has the authority to become a member of the Company or holder of the Stock and that the Subscription and Purchase Agreement has been duly executed by such subscriber.

E.	Copies of the Subscription and Purchase Agreement executed by the Company and, in the case of a subscription for Interests, the Limited Liability Company Agreement of the Company executed by ETI, the managing member of the Company, will be sent to subscribers whose subscriptions have been accepted as soon as practicable after the respective closing date.

Should you have any questions, please contact Meddy Sahebi of ETI at +1.310.877.3200.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	ii

ETI PARTNERS IV LLC SUBSCRIPTION INFORMATION SHEET

Name of Investor:	CYBERFUTURE ONE LP

Primary Contact Person:	Wen Hua

Country of Principal Place of Business / Domicile:	United States

Investor's Taxpayer ID/SSN:	61-1801652

Investor's Passport/DL No.:

Legal Address of Investor:	1010 Wilshire Blvd. Suite 113
Los Angeles, CA 90017

Address for Notices:	1010 Wilshire Blvd. Suite 113
Los Angeles, CA 90017

Initial here to authorize email notifications:	WH

Subscription Amount:	$280,000

If applicable, distributions by the Company are requested to be paid in the following form (when possible):

☐ Wire Transfer

☐ Check

Subscription for or purchase of (check only one):

☐ Interests (15,330,000 Interests)

☒ Stock (15,330,000 shares of Stock)

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Information Sheet

ETI PARTNERS IV LLC SUBSCRIPTION EXECUTION PAGE

The undersigned does hereby agree to all of the terms and conditions of the Subscription and Purchase Agreement as of the effective date of the Subscription and Purchase Agreement in accordance with its terms.

With respect to a subscription for Interests, the undersigned understands and agrees that, that, in accordance with Section 18-101(7) of the Delaware Limited Liability Company Act, 6 DEL. C. §§ 18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”), upon execution of the Subscription and Purchase Agreement by the undersigned or its representative and/or the undersigned's or its representative's payment of the subscription price provided for herein, the investor agrees to be bound, and upon acceptance will be bound, by the terms and provisions of the LLC Agreement, whether or not investor or its representative executes the LLC Agreement.

CYBERFUTURE ONE LP
By:	Cybernaut Zfounder Ventures LLC, General Partner

By:	/s/ Wen Hua
Wen Hua, Managing Member

Amount of Capital Contribution / Purchase: $280,000.00

Securities to Which Subscribed:	Common Stock (If blank, to be as determined by the Managing Member)

ACCEPTANCE

The Company and the Managing Member hereby accept the above subscription to acquire an Interest as a Member in the Company or purchase the Stock (i) upon the terms and conditions of the Subscription and Purchase Agreement to which this Acceptance is attached and of which it is a part, (ii) with respect to a subscription for Interests, (a) to the Series of Interests indicated below, and (b) upon the terms and conditions of the LLC Agreement, and (iii) in exchange for a Capital Contribution or purchase price in an amount equal to:

$280,000.00 (may be an amount <= “Amount of Capital Contribution / Purchase” above).

Dated:	10/31/2016	ETI PARTNERS IV LLC

		By	Energy Technology Innovations, Inc., its Managing Member

		By:	/s/ MEDDY SAHEBI
		Name:	MEDDY SAHEBI
		Title:	CEO & EXECUTIVE CHAIRMAN

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Subscription Execution Page

ETI PARTNERS IV LLC SUBSCRIPTION EXECUTION PAGE

The undersigned does hereby agree to all of the terms and conditions of the Subscription and Purchase Agreement as of the effective date of the Subscription and Purchase Agreement in accordance with its terms.

With respect to a subscription for Interests, the undersigned understands and agrees that, that, in accordance with Section 18-101(7) of the Delaware Limited Liability Company Act, 6 DEL. C. §§ 18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”), upon execution of the Subscription and Purchase Agreement by the undersigned or its representative and/or the undersigned's or its representative's payment of the subscription price provided for herein, the investor agrees to be bound, and upon acceptance will be bound, by the terms and provisions of the LLC Agreement, whether or not investor or its representative executes the LLC Agreement.

CYBERFUTURE ONE LP
By:	Cybernaut Zfounder Ventures LLC, General Partner

By:	/s/ Wen Hua
Wen Hua, Managing Member

Amount of Capital Contribution / Purchase: $280,000.00

Securities to Which Subscribed:	Common Stock (If blank, to be as determined by the Managing Member)

ACCEPTANCE

The Company and the Managing Member hereby accept the above subscription to acquire an Interest as a Member in the Company or purchase the Stock (i) upon the terms and conditions of the Subscription and Purchase Agreement to which this Acceptance is attached and of which it is a part, (ii) with respect to a subscription for Interests, (a) to the Series of Interests indicated below, and (b) upon the terms and conditions of the LLC Agreement, and (iii) in exchange for a Capital Contribution or purchase price in an amount equal to:

$280,000.00 (may be an amount <= “Amount of Capital Contribution / Purchase” above).

Dated:	10/31/2016	ETI PARTNERS IV LLC

		By	Energy Technology Innovations, Inc., its Managing Member

		By:	/s/ MEDDY SAHEBI
		Name:	MEDDY SAHEBI
		Title:	CEO & EXECUTIVE CHAIRMAN

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Subscription Execution Page

ETI PARTNERS IV LLC SUBSCRIPTION EXECUTION PAGE

The undersigned does hereby agree to all of the terms and conditions of the Subscription and Purchase Agreement as of the effective date of the Subscription and Purchase Agreement in accordance with its terms.

With respect to a subscription for Interests, the undersigned understands and agrees that, that, in accordance with Section 18-101(7) of the Delaware Limited Liability Company Act, 6 DEL. C. §§ 18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”), upon execution of the Subscription and Purchase Agreement by the undersigned or its representative and/or the undersigned's or its representative's payment of the subscription price provided for herein, the investor agrees to be bound, and upon acceptance will be bound, by the terms and provisions of the LLC Agreement, whether or not investor or its representative executes the LLC Agreement.

CYBERFUTURE ONE LP
By:	Cybernaut Zfounder Ventures LLC, General Partner

By:	/s/ Wen Hua
Wen Hua, Managing Member

Amount of Capital Contribution / Purchase: $280,000.00

Securities to Which Subscribed:	Common Stock (If blank, to be as determined by the Managing Member)

ACCEPTANCE

The Company and the Managing Member hereby accept the above subscription to acquire an Interest as a Member in the Company or purchase the Stock (i) upon the terms and conditions of the Subscription and Purchase Agreement to which this Acceptance is attached and of which it is a part, (ii) with respect to a subscription for Interests, (a) to the Series of Interests indicated below, and (b) upon the terms and conditions of the LLC Agreement, and (iii) in exchange for a Capital Contribution or purchase price in an amount equal to:

$280,000.00 (may be an amount <= “Amount of Capital Contribution / Purchase” above).

Dated:	10/31/2016	ETI PARTNERS IV LLC

		By	Energy Technology Innovations, Inc., its Managing Member

		By:	/s/ MEDDY SAHEBI
		Name:	MEDDY SAHEBI
		Title:	CEO & EXECUTIVE CHAIRMAN

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Subscription Execution Page

ETI PARTNERS IV LLC SUBSCRIPTION AND PURCHASE AGREEMENT

As of: Date of Acceptance

To the Undersigned Purchaser:

Energy Technology Innovations, Inc., a California corporation (the “Managing Member”), has formed and currently acts as the managing member of ETI Partners IV LLC, a Delaware limited liability company (the “Company”). The Managing Member and the Company hereby agree with you (in the case of a subscription for the account of one or more trusts or other entities, “you” or “your” shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription and Purchase Agreement (the “Agreement”), or the trust or other entity, or both, as appropriate) as follows:

1.       The Company and CETY.

1.1 The Company was formed under the law of the State of Delaware and will be governed by the Limited Liability Company Agreement substantially in the form delivered to you herewith as modified to reflect the admission of the Members, the Series of Membership Interest, and the Capital Contributions made in connection therewith, pursuant to the Subscription Agreements (as defined below), and as the same may be modified in accordance with the terms of any amendment thereto, including any certificate designating any Series of Membership Interests (the “LLC Agreement”).

1.2 Clean Energy Technologies, Inc. (“CETY”) was formed under the law of the State of Nevada and is governed by its constituent documents as described in CETY's filings with the U.S. Securities and Exchange Commission (the “SEC”) and that are accessible through its EDGAR system (the “SEC Filings”), as the same may be modified in accordance with the terms of any amendment thereto, including any Certificate designating any series of preferred stock (the “Charter Documents”).

1.3 The Company represents and warrants to you that, to the best of the Company's knowledge, CETY has made all SEC Filings pursuant to the applicable securities laws and none of the SEC Filings, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Subscription Agreement

1.4 The Company further represents and warrants to you that: (a) the Company is a limited liability company and is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized and has the requisite limited liability company power and authority to own its properties and to carry on its business as now being conducted; (b) the Company is duly qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company or its properties, taken as a whole, or on the transactions contemplated hereby or on any of the agreements and instruments to be entered into in connection herewith (including, without limitation, the legality, validity or enforceability thereof), or on the authority or ability of the Company to perform its obligations under this Agreement; (d) the Company, beneficially and of record, validly holds all right, title and interest in and to the Stock, free and clear of any liens or encumbrances or any other limitation or restriction (including any restriction on the right to vote other than the voting agreement provided herein); (e) the Company has the requisite power and authority to enter into and perform its obligations under this Agreement and to issue the Interests or sell the Stock in accordance with the terms hereof; (f) the execution and delivery of the this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Interests or the sale of the Stock, have been duly authorized by the Manager of the Company and no further consent or authorization is required by the Company, its members or its Manager; (g) this Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity), and except to the extent that indemnification provisions thereof may be limited by federal or state securities laws; (h) the Interests have been duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) free from all taxes, liens and encumbrances with respect to the issuance thereof and (ii) entitled to the rights set forth in the LLC Agreement; (i) the Stock was duly and validly issued, fully paid for, and is nonassessable; (j) the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Organization or LLC Agreement of the Company; (ii) conflict with, or constitute a breach or default (or an event which, with the giving of notice or lapse of time or both, constitutes or would constitute a breach or default) under, give rise to any consent right, right of first refusal or pre-emptive right of others under, or give to others any right of termination, amendment, acceleration or cancellation of, or other remedy with respect to, any agreement, indenture or instrument to which the Company is a party; or (iii) result in a violation of any applicable law.

1.5 Capitalized terms used herein without definition have the meanings set forth in the LLC Agreement.

2.       Subscription; Escrow; Purchase and Sale of Membership Interest; Voting Agreement; Proxy.

2.1 Subject to the terms and conditions hereof, including acceptance of your subscription, in whole or in part in the sole and absolute discretion of the Managing Member, and in reliance upon the representations and warranties contained herein, (a) you irrevocably subscribe for and agree to purchase from the Company, as applicable (i) an interest (an “Interest”) as a member in the Company or (ii) common stock, par value $.001 per share (“Common Stock”) of CETY, (b) upon such acceptance of a subscription for Interests, you agree to become a member of the Company (a “Member”), and (c) upon such acceptance of a subscription for Interests, the Company and the Managing Member agree that you shall be admitted as a Member, in consideration for your agreement to be bound by the terms and provisions of the LLC Agreement, and in each case in consideration of your agreement to contribute capital to the Company or pay to the Company the purchase price in an aggregate amount equal to (i) the amount(s) set forth below your signature on the Execution Page of this Agreement or™ (ii) if less, the amount(s) set forth above the Company's signature on the Acceptance set forth on the Execution Page of this Agreement (as applicable, your “Capital Contribution(s)”).

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	2	Subscription Agreement

2.2 You hereby agree, concurrently with your submission of this Agreement, to transfer immediately available funds to the Company's counsel's client trust account as follows (or in such other manner as shall be instructed by the Managing Member in writing):

Comerica Bank

2321 Rosecrans Ave., Suite 1225

El Segundo, CA 90245

SWIFT Code: MNBDUS33

ABA No.: 121 137 522

For Credit to: Richardson & Maloney LLP Client Trust Account

Acct. No.: 18944 05388

Such funds shall be held in escrow pending Acceptance (as defined in Section 6) and (b) if the contemplated concurrent investment of $420,000 by the undersigned purchaser (the “Acquisition”) into CETY has not been completed prior to the time of this subscription, completion of the Acquisition. Subject to Acceptance, concurrent with and as an integral part of completion of the Acquisition, if after this subscription, the escrow agent will be instructed by the Company to disburse and will disburse the escrowed amount to or for the benefit of the Company. If the Acquisition has not been completed before October 31, 2016, the escrow agent shall return the deposited funds held in escrow to you (net of any banking fees imposed).

2.3 Subject to the terms and conditions hereof and, if applicable, of the LLC Agreement, your obligation to subscribe and pay for your Interest or the Stock shall be complete and binding upon your execution and delivery of this Agreement. Subject to the terms and conditions hereof and of the LLC Agreement, if applicable, the Company's obligation to sell the Interest or Stock to you and admit you as a Member (in the case of Interests) shall be complete and binding upon the execution and delivery of this Agreement by the Company (Acceptance).

2.4 You also hereby agree to make the Capital Contribution(s) in immediately available funds, in the manner and for the account of the Company to the escrow established pursuant to Section 2.2, or to another account designated by the Managing Member, upon your execution and delivery of this Agreement, and the Acceptance (as defined herein) to this Agreement.

2.5 If applicable, enclosed with this Agreement is a Certificate of Non-Foreign Status to be duly executed by you and delivered to the Company simultaneously with the delivery of this Agreement. You hereby agree that you will properly execute and provide to the Company in a timely manner any and all tax documentation that may be reasonably required by the Managing Member in connection with the Company. In addition, you hereby agree that you will promptly provide written notice to the Company upon any change in your United States tax or withholding status.

2.6 None of the Company, any distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing will engage in “directed selling efforts” within the meaning of Regulation S promulgated under the Securities Act in connection with the offering of Interests.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	3	Subscription Agreement

2.7 As a material inducement and condition precedent to the issuance and sale of the Interest or purchase of the Stock, the Company agrees to vote all of its shares of Common Stock to elect or approve your observer or nominee to the Board of Directors of CETY and to remove or replace such person pursuant to your instructions during such time as you have the right to designate such an observer or nominate such a director pursuant to the subscription agreement entered into by CETY and you as of the date hereof relating to the Acquisition.

2.8 As a material inducement and condition precedent to the transfer and sale of the Stock, you hereby (a) agree that in the event that any stockholder action is to be taken at any time prior to the earlier of (i) the tenth anniversary of this Agreement or (ii) the distribution by the Company of all or substantially all of the Common Stock held by the Company to its members, whether by written consent, vote of the stockholders of CETY at a meeting or otherwise, you will vote all of the Stock and any other securities received on account of the Stock, such as by stock dividend, split, or otherwise (collectively, “Covered Shares”) in the same manner and proportion as Common Stock held by the Company are voted and (b) grant a proxy appointing the Company, and each duly elected manager or officer thereof, as your attorney-in-fact and proxy, with full power of substitution, for and in your name, to vote, express, consent or dissent, or otherwise to utilize such voting power as the Company or its proxy or substitute shall, in the Company's sole discretion (but subject to the provisions of Section 2.7 above and the provisions of the last sentence of this Section 2.8), deem proper with respect to the Covered Shares, including, without limitation, the right to sign your name (as a stockholder) to any consent, certificate or other document relating to CETY that the law of the State of Nevada may permit or require in furtherance of the foregoing voting agreement. The proxy granted by you pursuant to this Section 2.8 is irrevocable for the term of the voting agreement set forth above and is granted in consideration of the Company selling you the Stock at the price indicated in this Agreement. Notwithstanding the foregoing, the foregoing voting agreement and proxy shall exclude voting on or consenting to the following corporate transactions of CETY to the extent they require a vote of stockholders of CETY: sales of material, all or substantially all of CETY's or its subsidiaries' assets, merger, consolidation, business combinations or other transactions that would result in a change in control of CETY, issuance of equity securities other than pursuant to CETY's equity incentive plan approved by the board of directors, increase of the authorized number of shares of Common Stock or Preferred Stock of CETY, creation and designation of any new series of Preferred Stock, repurchase or redeem of any shares of capital stock of CETY, reclassification of any existing security of CETY, and dissolution or liquidation of CETY.

2.9 The Company covenants and agrees to make all required SEC filings in connection with the transactions contemplated herein pursuant to the applicable securities laws and pay all required taxes in respect of the consideration received in connection therewith pursuant to applicable tax laws.

3.       Adoption of LLC Agreement; Disclosure of Information. If your subscription is for Interests, you hereby accept, adopt, and agree to be bound by (including to the full extent permitted in Section 18-101(7) of the Delaware Limited Liability Company Act, 6 DEL. C. §§ 18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”) each and every provision contained in the LLC Agreement, and agree to become a Member thereunder. In addition, you agree to the disclosure by the Company and/or the Managing Member of your subscription (including the amount thereof) to Other Purchasers (as defined below), to CETY, and to the agents of the Company, the Managing Member, and CETY in connection with the management of the Company and CETY.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	4	Subscription Agreement

4.       Power of Attorney. By executing this Agreement, you hereby irrevocably make, constitute, appoint and grant to the Managing Member, with full power and authority, to act as your true and lawful representative and attorney-in-fact, in your name, place and stead, to execute, acknowledge, deliver, swear to, file and record: (a) in the case of a subscription for Interests, the LLC Agreement substantially in the form delivered to you herewith (and, to the extent determined necessary or appropriate by the Managing Member, thereby to cause you to become a Member in the Company); (b) in the case of a subscription for Interests, any instrument, document and/or certificate required to effectuate, implement and continue the formation and existence of the Company which counsel to the Company deems necessary or desirable; and (c) all other instruments or documents not inconsistent with the terms of this Agreement and the LLC Agreement which may be required by law to be filed on behalf of the Company. You hereby empower the Managing Member as attorney-in-fact acting pursuant hereto to determine in its sole discretion the time when, purpose for and manner in which any power herein conferred upon it shall be exercised, and the conditions, provisions and covenants of any instruments or documents which may be executed by it pursuant hereto. The power of attorney granted herein shall be deemed to be an irrevocable power coupled with an interest, in recognition of the fact that you, upon acceptance by the Managing Member of this Agreement, shall be relying upon the power of the Managing Member to act as contemplated by this Agreement and the LLC Agreement, and such power of attorney will survive, and not be affected by, your subsequent bankruptcy, death, incapacity, incompetence, insanity, disability, liquidation or dissolution, or the subsequent transfer, assignment, withdrawal, forfeiture or other disposition of all or any portion of your subscription or your Interest or Stock.

5.       Other Subscription Agreements. The Company has entered into or expects to enter into one or more separate but substantially similar subscription agreements (the “Other Subscription Agreements” and, together with this Agreement, the “Subscription Agreements”) with other purchasers (the “Other Purchasers”), providing for the sale to the Other Purchasers of Interests or common Membership Interests and the admission of the Other Purchasers as Members. Any such Subscription Agreements may relate to the same or different Series of Membership Interests in the Company. This Agreement and the Other Subscription Agreements are separate agreements, and any sales of Interests to you and the Other Purchasers (of whatever Series) are to be separate sales.

6.       Acceptance; Escrow. You hereby confirm your understanding that, until the Company has executed an acknowledgment of acceptance of your subscription for an Interest or Stock as provided in the form of Acceptance set forth on the Execution Page of this Agreement (the “Acceptance”), the Company, in its absolute discretion, has the full right to accept or reject this Agreement, in whole or in part, and as to any Interests or Stock, and, if the Company accepts this Agreement in part, it has the full right to reduce (but not increase above the amount set forth below your signature on the Execution Page hereof) your Capital Contribution, so long as the Company provides you with notice of any such reduction; provided that the Company may not accept any of your subscription for an Interest or Stock unless prior thereto or concurrently therewith the Acquisition is completed. Pending such acceptance, the funds for the subscription shall be held in the escrow established pursuant to Section 2.2. Subject to the foregoing, and the provisions of Section 2.2, the Company may accept Subscription Agreements at any time and from time to time, and in whole or in part, in the sole discretion of the Managing Member. Upon Acceptance, you will receive the Acceptance, duly executed by the Company, which is hereby expressly made a part hereof and, upon its execution by the Company, shall constitute the agreement of the Company and the Managing Member to and adoption of all of the terms of this Agreement to the extent and on the terms provided in the Acceptance. Subject to the foregoing, and the provisions of Section 2.2, this Agreement shall be effective as of the date set forth in the Acceptance, as determined by the Managing Member, but in no event prior to the date on which your executed Subscription and Purchase Agreement is received (unless you otherwise consent). In the event of rejection of this subscription, the Company shall cause the return of the subscription documents and escrowed funds to you and this Agreement thereafter shall be of no force or effect.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	5	Subscription Agreement

7.       Representations and Warranties of the Purchaser. You represent and warrant that:

7.1 Generally. The Investor Questionnaire completed by you and submitted by you herewith is complete and accurate in all respects.

7.2 Authorization of Purchase, etc.

(a)       If you are a corporation, partnership, trust, estate or other entity, and not a natural person:

(i)       You are duly formed and validly existing in good standing under the laws of the jurisdiction in which you are organized, with all requisite power and authority to carry on your business, to execute and deliver this Agreement and to acquire an Interest in, and become a Member of, the Company or purchase the Stock, as applicable.

(ii)       Your execution and delivery of this Agreement has been authorized by all necessary action on your behalf and this Agreement constitutes your valid and binding obligation, enforceable against you in accordance with its terms. If you are subscribing for Interests, the execution and delivery of the LLC Agreement by you has been authorized by all necessary action on your behalf, and, assuming acceptance of this Agreement by the Managing Member, your admission as a Member, the LLC Agreement constitutes your valid and binding obligation, enforceable against you in accordance with its terms. The person signing this Agreement and, if applicable, the LLC Agreement on your behalf has been duly authorized by you to do so.

(b)       If you are a natural person, your execution, delivery and performance of this Agreement and, if applicable, the LLC Agreement are within your legal right, power and capacity. This Agreement and, if applicable, the LLC Agreement, when executed and delivered by you, will constitute, your valid and binding obligation, enforceable against you in accordance with their terms.

7.3 Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and, if applicable, the LLC Agreement, the consummation of the transactions contemplated hereby and thereby, and the performance of your obligations hereunder and, if applicable, under the LLC Agreement will not conflict with, or result in any violation of or default under, any provision of any charter, by-laws, trust agreement, partnership agreement or other governing instrument applicable to you (if you are not a natural person), or any material agreement or other instrument to which you are a party or by which you or any of your properties are bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to you or your business or properties.

7.4 Receipt of Documents and Disclosure. You have been furnished with a copy of this Agreement, the LLC Agreement and any other documents which may have been made available upon request, you have accessed the Charter Documents other publicly filed documents of CETY, and you have read carefully all such documents and understand the risks of, and other considerations relating to, the purchase of an Interest or the Stock. You have carefully read and understand such of the confidential and other information made available to you through the public information regarding CETY and its subsidiaries available through EDGAR and the two electronic data repositories as you has determined necessary or appropriate and relating to the Company's investments in CETY. All of the foregoing information is referred to herein as the “Information.” You also understand and expressly warrant that you understand that:

1.       The sole Manager of the Company is Energy Technology Innovations, Inc., a California corporation.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	6	Subscription Agreement

2.       You hereby acknowledge that as of this date, through the date of Acceptance and/or your payment of the subscription or purchase price for an Interest or the Stock, you are subscribing for the Interest or purchasing the Stock based solely on your independent investigation of the Information.

3.       The Company has made available to you, your attorney, your accountant and any other advisor the opportunity to ask questions and receive answers and to obtain additional information concerning the terms and conditions of the offering and an investment in the Company or CETY. No statement has been made, nor information provided, to you which in any way conflicts with the Information and other information made available to you.

4.       You have relied solely (except as indicated in Section 7.5 below) on the information contained in the LLC Agreement., this Agreement and your independent investigation of the Information. You have read, are familiar with and understand the nature and scope of the rights and remedies provided to the Managing Member and the Company in the LLC Agreement in the event of failure to pay any part of your payment obligations under the LLC Agreement when due, and you are prepared to accept the exercise against you of such rights and remedies in the event of such failure on your part. In addition, you have read, and are familiar with and understand the restrictions and limitations on your right to withdraw all or any portion of your Interest from the Company.

7.5 Access to, and Source of, Information. You have been provided an opportunity to ask questions of, and you have received answers thereto satisfactory to you from, the Company and CETY and their representatives regarding the terms and conditions of the offering of Interests and Stock and other matters pertaining to this investment, and you have obtained all additional information requested by you of the Company and its representatives to verify the accuracy of all information furnished to you regarding the offering of Interests or Stock.

7.6 Ability to Evaluate Investment. You have such knowledge and experience in financial affairs that you are capable of evaluating the merits and risks of purchasing an Interest and of making an informed investment decision with respect thereto, and you have not relied in connection with this investment upon any oral or written representations, warranties or agreements made by or with the Company, the Managing Member, CETY, or any officer, employee, agent or affiliate of any of them, other than those set forth in this Agreement and the LLC Agreement.

7.7 Ability to Bear Risks and Protect Own Interest. Your financial situation is such that you can afford to bear the economic risk of holding the Interest or the Stock for an indefinite period of time, and you can afford to suffer the complete loss of your investment in the Interest or the Stock. You have the capacity to protect your own interests in connection with the purchase by you of an Interest or the Stock and your admission as a Member in the Company, by reason of your business or financial experience or the business or financial experience of your professional advisers that are unaffiliated with (and not compensated by) the Company, the Managing Member, CETY, or any affiliate thereof.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	7	Subscription Agreement

7.8 Additional Private Placement Representations. You are acquiring the Interest or the Stock to be purchased by you pursuant to this Agreement for your own account, for one or more insurance company general accounts or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds of which you are a trustee or as to which you are the sole qualified professional asset manager within the meaning of Prohibited Transaction Exemption 84-14 (a “QPAM”), in each case for investment purposes only, and not with a view to or for sale in connection with any distribution of all or any part of such Interest. You have a pre-existing relationship with the Managing Member and/or its affiliates or agents, and have become aware of the formation of the Company and the opportunity to subscribe for Interests therein directly from the Managing Member and/or such affiliates or agents, and not by means of any general solicitation or general advertising. You are an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) or you are not a U.S. person within the meaning of Regulation S promulgated under the Securities Act. In addition, you meet any additional or different suitability standards imposed by the jurisdiction in which you reside or are domiciled.

7.9 Illiquidity of Investment. You understand that you must bear the economic risk of an investment in an Interest or the Stock for an indefinite period of time because, among other reasons, the offering and sale of the Interests or Stock have not been registered under the Securities Act, applicable state securities laws or the securities or similar laws of any other jurisdiction whatsoever, and, therefore, the Interests cannot be sold, resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the securities and similar laws of each applicable jurisdiction, or unless exemptions from such registration requirements are available. You hereby agree that you will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of such Interest or Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Interest) except in accordance with: (a) the registration provisions of the securities and similar laws of each applicable jurisdiction or an exemption from such registration provisions, and (b) in the case of any Interest, the terms of the LLC Agreement. You also understand that neither the Company nor CETY is under any obligation to register the offer or sale of any Interests or Stock on your behalf in any jurisdiction whatsoever or to assist you in complying with any exemption from registration under the securities or similar laws of any jurisdiction whatsoever.

7.10 Beneficial Ownership, etc. If you are not a natural person, then you: (a) were not organized, reorganized, capitalized or recapitalized for the specific purpose of acquiring an Interest or Stock; (b) are not a participant-directed defined contribution plan, or a partnership or other investment vehicle in which its partners or participants have or will have any discretion as to their level of investment in you or in investments made by you in Interests or Stock; and (c) will not make a Capital Contribution that exceeds 40% of your committed capital or total assets.

☐	Please check here if you are unable to make this representation, in which case you will need to provide separately in writing to the Managing Member the names of each of the partners or participants holding interests in you, and the percentage interest which each such person holds in you. Each such partner or participant may be required to fill out a separate Subscription and Purchase Agreement and Investor Questionnaire (including making the representations contained in this Section 7).

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	8	Subscription Agreement

In addition, if you are not a natural person, then you are not: (1) a registered investment company under the ICA; (2) an entity that is required to register as an investment company under the ICA; or (3) an entity that would be required to register as an investment company under the ICA but for the availability of an exemption under Section 3(c)(1) or Section 3(cX7) of the ICA.

☐	Please check here if you are unable to make this representation, in which case you will need to provide separately in writing to the Managing Member the number of holders of your outstanding securities (other than short-term paper). Depending upon, among other things, the number of holders of your outstanding securities, the number of Other Purchasers acquiring an Interest in the Company, the size of your proposed Capital Contribution, and the aggregate Capital Contributions made to the Company, your Capital Contribution may be limited to less than ten percent ( 10%) of the aggregate Capital Contributions made to the Company.

7.11 Flow Through Entities. If you are, for United States federal income tax purposes, a partnership, a grantor trust or an S corporation (a “flow through entity”), no other person (a “beneficial owner”) will be treated as a partner in the Company pursuant to Treas. Reg. Section 1.7704-1(h)(3) by reason of the fact that: (a) substantially all of the value of such beneficial owner's interest in you is attributable to your interest (direct or indirect) in the Company; and (b) a principal purpose of the use of the tiered arrangement is to permit you to satisfy the 100-partner limitation set forth in Treas. Reg. Section 1.7704-1(h)(1)(ii).

☐	Please check here if you are unable to make this representation, in which case you will need to provide separately in writing to the Managing Member, prior to the effective date of the purchase of the Interest, evidence (including opinions of counsel) satisfactory in form and substance to the Managing Member relating to the status of the Company under Section 7704 of the Code.

7.12 Other Financial Arrangements. Except as otherwise disclosed in writing to the Managing Member, neither you nor any of your affiliates is a party to any financial instrument or contract (other than this Agreement and the LLC Agreement) the value of which is determined in whole or in part by reference to the Company (including the amount of distributions by the Company, the value of Company assets or the results of Company operations).

7.13 True and Correct Information. All information provided hereunder and on the Investor Questionnaire delivered to the Company by you prior to or concurrently with this Agreement is true, correct and complete as of the date of this Agreement and if there should be any material change in such information at any time prior to the termination of the Company, you will immediately furnish such revised or corrected information to the Company and the Managing Member.

7.14 Indemnity. You and the Company each agree to indemnify, defend and hold harmless the other and their respective directors, officers, shareholders, and members, and each other person, if any, who controls any of the foregoing within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred, whether for investigation, preparing or defending against any litigation commenced or threatened or for any claim whatsoever, or otherwise) arising out of or based upon any false representation or warranty made by you or the Company, respectively, herein or in any other document or certificate delivered in connection herewith, or any breach or failure by you or the Company, respectively, to comply with any covenant or agreement made by you herein.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	9	Subscription Agreement

8.       Investor Awareness. You acknowledge, represent, agree and are aware that:

8.1 The Company and the Managing Member have only recently been organized and each have no financial or operating history.

8.2 One or more Members of the Company may also be members of the Managing Member or its affiliates, and accordingly may be entitled to receive a portion of any amounts payable to the Managing Member pursuant to the LLC Agreement or otherwise, and you hereby agree to waive any and all conflicts resulting therefrom.

8.3 No United States federal or state agency, and no agency of any kind in any other country, has passed upon the Interest or the Stock or made any finding or determination as to the fairness of an investment in the Company or CETY.

8.4 There are risks of loss of investment incident to the purchase of the Interest and the Stock.

8.5 An investment in the Company or CETY is an illiquid investment, and the undersigned must bear the economic risk of investment in the Interest or the Stock for the term of the Company or indefinitely, except, in the case of the Company, to the extent an earlier withdrawal is permitted in accordance with the LLC Agreement.

8.6 The LLC Agreement contains substantial restrictions on the ability to withdraw all or any portion of the Interest.

8.7 There is no established market for the Interest, and no public market for the Interest will develop. There is only a limited market for the Common Stock of CETY.

8.8 The LLC Agreement and applicable securities law contain substantial restrictions on the transferability of the Interest and the Stock.

8.9 The Managing Member or an Affiliate of the Managing Member may invest in and/or be the managing member with respect to one or more other investment vehicles. Such investment vehicles may or may not include other outside investors as members, and there may exist a conflict of interest between the interests of the Company and the interests of the Managing Member with respect to such investment vehicles. The Managing Member, subject only to its duty of good faith, shall be entitled to consider only such interests and factors, including its own, as it desires, and shall, to the fullest extent permitted by law, have no duty or obligation to consider any other interests or factors whenever it is required or permitted by the LLC Agreement to make a decision, take or approve an action, or omit to do any of the foregoing “in its discretion,” under a similar grant of authority or latitude, or without an express standard of behavior.

8.10 Amounts funded with respect to Capital Contributions may be used for any proper purpose of the Company, including, but not limited to, acquisition of equity or debt securities in or loans to CETY or its any of its subsidiaries, payments with respect to the acquisition of the heat recovery solutions business of General Electric International, Inc. by CETY or a subsidiary, the payment of legal fees and expenses of the Company or of the Managing Member with respect to the Company, fees and expenses owing to sources of financing with respect to investments of, or acquisitions by, the Company and any fees and expenses owing with respect to any finders, consulting or similar agreements.

8.11 Each party's acknowledgments, representations, warranties and agreements contained in this Agreement shall survive any closing date.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	10	Subscription Agreement

9.       Waiver of Conflict of Interest. THE COMPANY, THE MANAGING MEMBER AND CETY ARE NOT REPRESENTED BY SEPARATE COUNSEL. THE ATTORNEYS, ACCOUNTANTS AND OTHER EXPERTS WHO PERFORM SERVICES FOR THE COMPANY ALSO PERFORM SERVICES FOR THE MANAGING MEMBER AND CETY. IT IS CONTEMPLATED THAT SUCH DUAL REPRESENTATION WILL CONTINUE. THE MANAGING MEMBER MAY, WITHOUT THE CONSENT OF ANY MEMBER, EXECUTE ON BEHALF OF THE COMPANY ANY CONSENT TO THE REPRESENTATION OF THE COMPANY, AS APPLICABLE, THAT COUNSEL MAY REQUEST PURSUANT TO THE CALIFORNIA RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. THE COMPANY AND CETY HAVE INITIALLY SELECTED RICHARDSON & MALONEY LLP (“COMPANY COUNSEL”) AS LEGAL COUNSEL TO THE COMPANY AND CETY. EACH MEMBER ACKNOWLEDGES THAT COMPANY AND CETY COUNSEL DO NOT REPRESENT ANY MEMBER IN ITS CAPACITY AS SUCH IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN SUCH MEMBER AND COMPANY OR CETY COUNSEL (AND THEN ONLY TO THE EXTENT SPECIFICALLY SET FORTH IN SUCH AGREEMENT), AND THAT IN THE ABSENCE OF ANY SUCH AGREEMENT COMPANY OR CETY COUNSEL SHALL OWE NO DUTIES TO ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT COMPANY OR CETY COUNSEL HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, COMPANY OR CETY COUNSEL HAS NOT REPRESENTED THE INTERESTS OF ANY MEMBER IN THE PREPARATION AND/OR NEGOTIATION OF THIS AGREEMENT.

10.       Amendments and Waivers. This Agreement may be amended or terminated, and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of you and the Company.

11.       Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by you or the Company in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or you, the issue and sale of Interests or Stock, any transfer, withdrawal or other disposition of Interests, and any termination of the Company.

12.       Assignability. This Agreement is not transferable or assignable by any party hereto except as may be expressly provided herein.

13.       Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given to any party: (a) when delivered by hand, (b) when delivered by telecopier or telex and confirmed, (c) when delivered by e-mail notification and confirmed if e-mail notification has been authorized on the Subscription Information Sheet submitted herewith, (d) one business day following deposit when deposited with an overnight air courier, if sent by overnight air courier guaranteeing next day delivery in the same country as where the addressee is located, or four business days after the date of timely delivery to the courier, if sent in a different country than where the addressee is located, or (e) five days following mailing, if mailed first-class postage prepaid in the same country as where the addressee is located, or ten days following mailing, if mailed first-class postage prepaid airmail in a different country than where the addressee is located, in each case as follows: (x) if to you, to you at the notice address or facsimile number set forth on the Subscription Information Sheet submitted herewith, or to such other notice address or facsimile number as you shall have furnished to the Company in writing, and (y) if to the Company and/or the Managing Member, to it at 1201 Abbott Kinney Boulevard, Venice, CA 90291, Attention: Mr. Meddy Sahebi, with copy to Edward T. Swanson, Esq., Richardson & Maloney LLP, 2321 Rosecrans Boulevard, Suite 3225, El Segundo, CA 90245, U.S.A. (telecopy number +1 (424) 238-2162), or to such other address or addresses, or telecopy number or numbers, as the Company shall have furnished to you in writing, provided that any notice to the Company shall be effective only if and when received by the Managing Member.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	11	Subscription Agreement

14.       Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the law of the State of Delaware as applied to residents of that state entering into contracts wholly to be performed in that state. Any disputes will be submitted to confidential binding arbitration before Pan Pacific Arbitration in accordance with its expedited commercial arbitration rules.

15.       Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

16.       Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants or other agreements except as stated or referred to herein.

17.       Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. Your obligations and your agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon you and your heirs, executors, administrators and successors.

18.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

[Signature page follows]

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	12	Subscription Agreement

ETI PARTNERS IV LLC INVESTOR QUESTIONNAIRE

NAME OF INVESTOR:

This Investor Questionnaire is being distributed in connection with the proposed issuance and sale of membership interest(s) in ETI Partners IV LLC, a Delaware limited liability company (the “Company”) or the proposed purchase and sale of common stock, par value $.001 per share, of Clean Energy Technologies, Inc. (“CETY”), a Nevada corporation, held by the Company. Any capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Subscription and Purchase Agreement executed by, or on behalf of, the investor identified above (the “Member”).

The proposed offer and sale of Interests or Stock are intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and certain state and other securities laws. In addition, the Company is intended to be exempt from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The responses to the items below will be used to: (i) ensure that the offering of Interests, and the Company, will qualify for such exemptions, as applicable, (ii) determine whether the Member will be permitted to purchase an Interest, and (iii) determine whether the Member will purchase an Interest in the Company.

The Company, the Managing Member, CETY, and their respective counsel will rely on the accuracy and completeness of your answers to the items below in order to satisfy the foregoing and for certain other purposes. By your signature on the Execution Page to the Subscription and Purchase Agreement, you acknowledge such reliance by the Company, the Managing Member, CETY, and their respective counsel, and you represent to each of them that your answers are accurate and complete.

Indicate your response to each item below. If additional space is needed for the response to any item, attach an appropriate rider identifying the item to which the response is being made.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Investor Questionnaire

ELIGIBILITY QUESTIONNAIRE
FOR ENTITIES

ENTITIES (non-individuals): Please complete Parts I and II of this Questionnaire

I-A. Verification of Status as “Accredited Investor” under Regulation D and Securities Act Section 4

You represent and warrant that you are an “Accredited Investor” within the meaning of Section 4 of the Securities Act and Regulation D promulgated thereunder and have answered “Yes” to the applicable statements below pursuant to which you so qualify.

PLEASE INDICATE YOUR ANSWER TO EACH STATEMENT BELOW

1.	Yes ☐	No ☐	You have total assets in excess of $5,000,000, AND were not formed for the specific purpose of acquiring the securities offered, AND are any of the following:

●	a corporation;
●	a partnership;
●	a limited liability company;
●	a Massachusetts or similar business trust; OR
●	an organization described in Section 501(c)(3) of the Internal Revenue Code.

2.	Yes ☐	No ☐	You are any of the following:

●	a bank, or any savings and loan association or other institution acting in its individual or fiduciary capacity;
●	a broker or dealer,
●	an insurance company;
●	an investment company or a business development company under the Investment Company Act;
●	a private business development company under the Investment Advisers Act of 1940;
●	a Small Business Investment Company licensed by the U.S. Small Business Administration;
●	an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors; OR
●	a trust, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000 AND whose purchase is directed by a person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the Interests and the Stock.

3.	Yes ☐	No ☐	You are an entity as to which all the equity owners are Accredited Investors. If you have answered “Yes” only to this statement 3, please have each equity owner fill out the Investor Questionnaire. Please feel free to make copies of these pages for each equity owner.

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	2	Investor Questionnaire

I-B. Verification of Status as “non-U.S. person” under Regulation S

You represent and warrant that you are not a “U.S. person” within the meaning of Regulation S under the Securities Act and have answered “Yes” to the applicable statements below pursuant to which you so qualify.

PLEASE INDICATE YOUR ANSWER TO EACH STATEMENT BELOW

1.	Yes ☐	No ☐	You are none of the following:

(i) A natural person resident in the United States;

(ii) A partnership or corporation organized or incorporated under the laws of the United States;

(iii) A estate of which any executor or administrator is a U.S. person;

(iv) A trust of which any trustee is a U.S. person;

(v) An agency or branch of a foreign entity located in the United States;

(vi) A non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii) A discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; or

(viii) A partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) of Regulation D) who are not natural persons, estates or trusts.

2.	Yes ☐	No ☐	If applicable, you are of the following:

(i) Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States (“non-U.S. person discretionary accounts”);

(ii) An estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:

(A) An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(B) The estate is governed by foreign law;

(iii) A trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	3	Investor Questionnaire

(iv) An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(v) An agency or branch of a U.S. person located outside the United States if:

(A) the agency or branch operates for valid business reasons; and

(B) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; or

(vi) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

3.	Yes ☐	No ☐	You are an entity as to which all the equity owners are non-U.S. persons. If you have answered “Yes” only to this statement 3, please have each equity owner fill out the Investor Questionnaire. Please feel free to make copies of these pages for each equity owner.

THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	4	Investor Questionnaire

II.       Supplemental Data for ENTITIES (natural persons may skip this section)

If you are an entity, please furnish the following supplemental data:

1.	Indicate the legal form of entity:

☐	Corporation or Company

☐	General Partnership

☐	Limited Partnership

☐	Limited Liability Company

☐	Revocable Trust (please identify below each grantor and indicate under what circumstances the trust is revocable by the grantor(s))

_____________________________________________________
_____________________________________________________

☐	Other Type of Trust (please indicate below the type of trust and, for trusts other than pension trusts, name the grantor(s) and beneficiaries).

Specify Type:
_____________________________________________________
_____________________________________________________
_____________________________________________________

Other

Specify:_________________________________________________

2.	Jurisdiction of Organization: ____________________________________________________

3.	Approximate Date of Organization: ________________________________________________

4.	Fiscal Year-End (Month/Day):___________________________________________________

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SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	5	Investor Questionnaire

FOR ENTITY ONLY

CERTIFICATE OF NON-FOREIGN STATUS

Section 1446 of the Internal Revenue Code provides that a partnership must pay a withholding tax to the Internal Revenue Service with respect to a partner's allocable share of the partnership's effectively connected taxable income, if the partner is a foreign person. To inform the Company that the provisions of Section 1446 do not apply, the undersigned hereby certifies on behalf of the undersigned member (the “Member”) as follows:

1.	The Member is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

2.	The Member's U.S. employer identification number is

___________________________

3.	The Member's office address is:

___________________________
___________________________
___________________________

The Member hereby agrees to notify the Company within 60 days of the date the Member becomes a foreign person. The Member understands that this certification may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Member.

Date:

(Print Name)

By
Name:
Title:

SUBSCRIPTION AND PURCHASE MATERIALS (CZV)	Certificate Of Non-foreign Status

EXHIBIT 5

Registration Rights Agreement